UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 6)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Register.com, Inc.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    75914G101
                                    ---------
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 August 8, 2005
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

      This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 22, 2004, as amended by Amendment No. 1 filed on May 25, 2004, Amendment No. 2 filed on February 9, 2005, Amendment No. 3 filed on June 8, 2005, Amendment No. 4 filed on June 10, 2005 and Amendment No. 5 filed on July 1, 2005 (together, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Register.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 575 Eighth Avenue, 8th Floor, New York, New York 10018.

Item 4.           Purpose of Transaction.

      The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

      Through early August 2005, representatives of RCM Acquisition Co., LLC engaged in discussions with representatives of the Company regarding the possibility of an acquisition transaction involving the Company and related matters, without reaching agreement.

      On August 8, 2005, Barington Companies Equity Partners, L.P. submitted for filing with the SEC a Schedule 14A containing a preliminary proxy statement with respect to the solicitation of proxies for use at the Company's 2005 Annual Meeting of Stockholders to elect to the board of directors of the Company the nine individuals -- George Daly, Frank Petrilli, Stephen Liguori, Rory Cowan, Michael McManus, James Mitarotonda, Jeffrey Smith, James Williams and Mark Cuban -- named in the Nomination Letter delivered to the Company on June 30, 2005.

      On August 9, 2005, the Company announced that it had signed a merger agreement dated August 9, 2005 to be acquired by Vector Capital Corporation at a price of $7.81 per share, subject to stockholder approval, among other conditions. The Company also announced on August 9 that it has postponed its 2005 Annual Meeting of Stockholders scheduled for September 8, 2005. No new date for that meeting was specified.

      To the extent that Reporting Entities are stockholders of the Company, they have not determined whether, in that capacity, they would vote for or against the proposed acquisition of the Company by Vector Capital Corporation. However, based on their analysis to date, they are inclined to vote against approval of the Vector transaction. The Reporting Entities have not yet determined what action, if any, they might take by virtue of the Company's announced postponement of the 2005 Annual Meeting of Stockholders.

Item 7.     Material to be Filed as Exhibits.

      Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.     Exhibit Description
-----------     -------------------

99.10           Preliminary Proxy Statement (incorporated by reference to the
                Schedule 14A submitted for filing with the SEC by Barington Companies Equity Partners, L.P. on August 8, 2005).

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 12, 2005

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                       By: Barington Companies Investors, LLC,
                                           its general partner


                                       By: /s/ James A. Mitarotonda
                                          -------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member


                                       BARINGTON COMPANIES INVESTORS, LLC


                                       By: /s/ James A. Mitarotonda
                                          -------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member


                                       /s/ James A. Mitarotonda
                                       ----------------------------------------
                                       James A. Mitarotonda


                                       BARINGTON COMPANIES OFFSHORE FUND, LTD.
                                       (BVI)


                                       By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President


                                       BARINGTON COMPANIES ADVISORS, LLC


                                       By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Authorized Signatory

                                       BARINGTON CAPITAL GROUP, L.P.
                                       By:  LNA Capital Corp., its general
                                            partner

                                       By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President and CEO


                                       LNA CAPITAL CORP.


                                       By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President and CEO


                                       PARCHE, LLC
                                       By: Admiral Advisors, LLC, its managing
                                           member


                                       By: /s/ Jeffrey M. Solomon
                                          --------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory


                                       STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                       By: Admiral Advisors, LLC, its managing
                                           member


                                       By: /s/ Jeffrey M. Solomon
                                          --------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory



                                       ADMIRAL ADVISORS, LLC
                                       By:  Ramius Capital Group, LLC, its
                                            sole member


                                       By: /s/ Jeffrey M. Solomon
                                          --------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory

                                       RAMIUS CAPITAL GROUP, LLC
                                       By:  C4S & Co., LLC, its Managing Member


                                       By: /s/ Jeffrey M. Solomon
                                          --------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Managing Member


                                       C4S & CO., LLC


                                       By: /s/ Jeffrey M. Solomon
                                          --------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Managing Member


                                       /s/ Jeffrey M. Solomon
                                       -----------------------------------------
                                       Jeffrey M. Solomon, individually and as
                                       attorney-in-fact for Peter A. Cohen,
                                       Morgan B. Stark, and Thomas W. Strauss


                                       MILLENCO, L.P.
                                       By: Millennium Management, L.L.C., its
                                           general partner


                                       By: /s/ Terry Feeney
                                          --------------------------------------
                                       Name:  Terry Feeney
                                       Title: Chief Operating Officer


                                       MILLENNIUM MANAGEMENT, L.L.C.

                                       By: /s/ Terry Feeney
                                          --------------------------------------
                                       Name:  Terry Feeney
                                       Title: Chief Operating Officer


                                       /s/ Israel A. Englander by Simon M. Lorne
                                       pursuant to Power of Attorney previously
                                       filed with the SEC
                                       -----------------------------------------
                                       Israel A. Englander